

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2013

Via E-mail
Stephen K. Coss, Esq.
Senior Vice President and General Counsel
Sonic Automotive, Inc.
4401 Colwick Road
Charlotte, North Carolina 28211

> **Re:** **Sonic Automotive, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 5, 2012**
> **Form 10-Q for the Quarterly Period Ended September 30, 2012**
> **Filed October 25, 2012**
> **File No. 001-13395**

Dear Mr. Coss:

We have reviewed your letter dated January 4, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page F-7

1. We have read your response to comment 2 in our letter dated December 20, 2012. Please disclose, in future filings, your accounting policy for presenting book overdrafts within the operating activities section of the consolidated statements of cash flows.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Item 1. Unaudited Condensed Consolidated Statement of Stockholders' Equity, page 6

2. We have read your response to comment 6 in our letter dated December 20, 2012. Please revise to include the substance of your response related to the accounting for repurchase of the 5.0% Convertible Notes in future filings.

    You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3377 with any other questions.

                                                    Sincerely,

                                                    /s/ Andrew D. Mew

                                                    Andrew D. Mew
                                                    Accounting Branch Chief

cc: Thomas H. O'Donnell, Esq.
        Dykema Gossett PLLC